ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held September 24-26, 2014, the Board of Trustees for the Registrant approved investment strategy changes relating to JHF II Small Cap Opportunities Fund.

Principal investment strategies

Investment objective*

To seek long-term capital appreciation.

The Board of Trustees can change the fund’s investment objective and strategies without shareholder approval. The fund will provide written notice to shareholders at least 60 days prior to a change in its 80% investment policy.

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies. The fund defines small cap companies as those companies that, at the time of purchase, are represented by the Russell 2000 Index or within the capitalization range of the Russell 2000 Index. As of October 31, 2014, the capitalization of companies in the Russell 2000 Index ranged from $34.3 million to $7.5 billion. Some small cap companies also are considered microcap companies.

Equity securities in which the fund invests include common stock, preferred stock and equity-equivalent securities or instruments whose values are based on common stocks, such as convertible securities, rights, warrants or options (stock or stock index), futures contracts (stock or stock index), and index swaps.

The fund employs a multi-style and multi-manager approach in which portions of the fund’s assets are allocated to different subadvisors that employ distinct investment styles. The fund currently has four subadvisors.

The fund’s advisor provides or oversees the provision of all investment advisory and portfolio management services for the fund, including overseeing the investment allocation for the fund and managing the fund’s overall portfolio characteristics, including investment style exposures.

The advisor selects subadvisors for the fund, allocates fund assets among those subadvisors, oversees them, and evaluates their performance results. The subadvisors select the individual portfolio securities for the assets assigned to them. When allocating fund assets to a subadvisor, the advisor considers various characteristics of the subadvisor’s portfolio: market capitalization, growth and profitability, valuation, sector weightings, and earnings and price volatility. The advisor also considers the correlation between the subadvisors’ historical and expected investment returns. Since the advisor will rebalance the fund only periodically, the actual portion of the fund managed by each subadvisor at any given time will vary.

The fund may invest in any economic sector, and at times may emphasize one or more particular sectors. The fund may also invest in equity securities identified by a subadvisor as having growth or value characteristics. Growth securities are securities a subadvisor believes will experience relatively rapid earnings growth. Value securities, on the other hand, are securities a subadvisor believes are selling at prices below their fundamental value.

The fund also may invest in: (a) securities of foreign issuers, including foreign issuers located in emerging markets, either directly through investments in foreign currency-denominated securities traded outside of the U.S. or indirectly through depositary receipts; (b) real estate investment trusts (REITs); (c) initial public offerings (IPOs); and (d) master limited partnerships (MLPs). The fund may invest in derivatives such as swaps, options, futures contracts, or options on futures contracts, to gain market exposure or to adjust market exposure, or to maintain liquidity to pay redemptions. The fund may invest in foreign currency forward contracts to manage the fund’s exposure to foreign currency. The fund also may invest in investment companies, including exchangetraded funds (ETFs) for the purpose of gaining exposure to equity markets while maintaining liquidity.

The fund may invest in cash or money market instruments for the purpose of meeting redemption requests or making other anticipated cash payments.

The fund currently has four subadvisors:

• Brandywine Global Investment Management, LLC (Brandywine);*

• Dimensional Fund Advisors LP (DFA);*

• Gannett Welsh & Kotler, LLC (GW&K); and*

• Invesco Advisers, Inc. (Invesco).

Each subadvisor’s investment strategy is described below.

Brandywine

Brandywine’s process combines the use of quantitative measures with thorough fundamental analysis. To the universe of all domestic equities, Brandywine applies capitalization and current-valuation screens to identify stocks with market capitalizations consistent with the capitalization range of the Russell 2000 Index. Brandywine then takes a multi-faceted approach to determine whether a company appears to be under-valued:

• Analysis of the long-term financial viability of the company’s business;*

• Assessment of the quality of management and whether their interests are aligned with those of the company; and *

• Evaluation of the company’s current stock price relative to the intrinsic value of the company’s business, as determined by the subadvisor.

Brandywine then builds a portfolio by weighing investment ideas based on their risk/reward and liquidity profiles. The subadvisor conducts its own research for each investment idea, focusing on the company’s long-term fundamentals, through which it seeks to understand why a stock is undervalued or out of favor. The subadvisor’s portion of the fund typically will hold approximately 60-90 securities. The subadvisor monitors its portion of the fund’s holdings to achieve favorable risk/reward characteristics.

Brandywine will typically sell a holding when:

• The security reaches its intrinsic value, as determined by the subadvisor;

• Fundamental deterioration changes the subadvisor’s analysis of the holding;

• The subadvisor decides to allocate capital to superior ideas; or*

• The holding experiences “market-cap drift,” i.e., when the holding’s market capitalization increases above the range of companies in which the subadvisor typically invests.

DFA

DFA generally will invest in a broad and diverse group of U.S. small and mid-cap securities that DFA determines to be value stocks at the time of purchase. Securities are considered value stocks primarily because a company’s shares have a high book value in relation to their market value (a “book-to-market ratio”). In assessing value, DFA may consider additional factors, such as price-to-cash-flow or price-to-earnings ratios, as well as economic conditions and developments in the issuer’s industry. The criteria DFA uses for assessing value are subject to change from time to time. DFA uses a market capitalization weighted approach in weighing portfolio securities. See Market Capitalization Weighted Approach below. In general, DFA does not intend to purchase or sell securities based on the prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.

DFA may sell portfolio securities when the issuer’s market capitalization increases to a level that exceeds that of the issuer with the largest market capitalization that is then eligible for DFA’s consideration. In addition, DFA may sell portfolio securities when their book-to-market ratios fall below those of the security with the lowest such ratio that is then eligible for DFA’s consideration. However, DFA may retain securities of issuers with relatively smaller market capitalizations for longer periods, despite a decrease in the issuers’ book-to-market ratios.

DFA is not required to sell a security even if the decline in the market capitalization reflects a serious financial difficulty or potential or actual insolvency of the company. Securities that do meet the market capitalization and/or value criteria nevertheless may be sold at any time when, in DFA’s judgment, circumstances warrant their sale.

Market Capitalization Weighted Approach

DFA’s strategy involves market capitalization weighting in determining individual security weights. Market capitalization weighting means each security is generally purchased based on the issuer’s relative market capitalization. Market capitalization weighting will be adjusted by DFA for a variety of factors. DFA may consider such factors as free float, momentum, liquidity management, profitability and other factors determined to be appropriate by DFA given market conditions. In assessing profitability, DFA may consider different ratios, such as that of earnings or profits from operations relative to book value or assets. DFA may deviate from market capitalization weighting to limit or fix exposure to a particular issuer to a maximum proportion of assets. DFA may exclude the stock of a company that meets applicable market capitalization criteria if DFA determines that the purchase of such security is inappropriate in light of other conditions. These adjustments will result in a deviation from traditional market capitalization weighting.

GW&K

GW&K utilizes fundamental research and bottom-up stock selection to identify undervalued small cap companies with sustainable earnings growth, and whose management is focused on enhancing value for shareholders. GW&K seeks to hold securities for the long term.

GW&K focuses on quality small-cap companies with sound management and long-term sustainable growth, regardless of style. In selecting companies, GW&K looks for firms with the following key attributes:

• Experienced, tenured, high-quality management;*

• Business models that deliver consistent long-term growth;*

• Leading companies in attractive and defensible niche markets;*

• Strong financial characteristics; and*

• Appropriate valuation.

*

Various factors may lead GW&K to consider selling a particular security, such as a significant change in the relevant company’s senior management or its products, deterioration in its fundamental characteristics, if the company has corporate governance issues, or if GW&K believes that the security has become overvalued.

Invesco

In selecting investments, Invesco utilizes a disciplined portfolio construction process. The security selection process is based on a three-step process that includes fundamental, valuation and timeliness analysis:

• Fundamental analysis involves building a series of financial models (tools to analyze stock), as well as conducting in-depth interviews with company management. The goal is to find high quality, fundamentally sound companies operating in an attractive industry.

• Valuation analysis focuses on identifying attractively valued securities given their growth potential over a one- to two-year horizon.

• Timeliness analysis is used to help identify the “timeliness” of a purchase. In this step, relative price strength (the price of stock in comparison to the rest of the market), trading volume characteristics, and trend analysis (using past data to predict future movement of stock) are reviewed for signs of deterioration. If a stock shows signs of deterioration, it will not be considered as a candidate for the portfolio.

Invesco considers selling a security if a change in industry or company fundamentals indicates a problem, the price target set at purchase (i.e., the projected price level as stated by an investment analyst) is exceeded or a change in technical outlook indicates poor relative strength.

Temporary defensive investing

The fund may invest up to 100% of its assets in cash, money market instruments, or other investment-grade short-term securities, for the purpose of protecting the fund in the event a subadvisor determines that market, economic, political, or other conditions warrant a defensive posture.

To the extent that the fund is in a defensive position, its ability to achieve its investment objective will be limited.